ALPHA BANK

REVISED VERSION

Press Release





NEW INTEREST RATES FROM ALPHA BANK

Alpha Bank, following a 0.25% rise of the European Central Bank's base rate, changes its interest rates as of 14.08.2006 as follows:

DEPOSIT INTEREST RATES

A. Interest rates for deposit and savings accounts (Alpha 400 and Alpha 410), rise by up to 0.25%.

B. Interest rates for deposit accounts Alpha1|2|3 for children, teenagers and young adults rise by 0.25%.

LOAN INTEREST RATES

A. The Minimum Lending Rate rises by 0.25%.

B. Consumer credit floating interest rates rise by up to 0.25%.

   The loans and credit cards transfer programme "Alpha All in 1" interest rate remains unchanged.

C. Housing loan floating interest rates rise by 0.25%.

D. Housing loan fixed interest rates for 3,5,7,10 and 15 years remain unchanged, i.e. 4.75%, 4.95%, 4.95%, 5.10%, and 5.30% respectively

Finally, the interest rate of "Alpha Protection" mortgage program remains unchanged, being fixed at a preferential rate of 3.95% for the first 3 years and thereafter floating, linked to the European Central Bank's base rate plus margin, with a maximum increase capped at 2%

Athens, 14 August 2006

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr

1. PERSONAL BANKING as at 14.08.2006

LOANS AND ADVANCES (plus the Contribution of Law 128/75)

A. Housing Loans

1. Alpha Fixed	
- with a fixed interest rate for 1 year	4,00%
- with a fixed interest rate for 3 years	4,75%
- with a fixed interest rate for 5 years	4,95%
- with a fixed interest rate for 7 years	4,95%
- with a fixed interest rate for 10 years	5,10%
- with a fixed interest rate for 15 years	5,30%
Following the maturity of the fixed interest rate period and for the remaining period of the loan the interest rate may change to floating based on the interest rate of the European Central Bank plus margin of 1,90%.	4,90%
The above margins are increased by 0,30%, when the amount of the loan exceeds 80% of the estimated value of the property.	
The above loans are also granted with the subsidy of the Greek State to beneficiaries who fulfil the subsidy's prerequisites	

2. Alpha Protection	
- with a fixed interest rate for 3 years	3,95%
after the first 3 years, with floating interest rate based on the interest rate of the European Central Bank, plus margin, as depending on the term of the loan follows:	
- 1,80% for 10 years	4,80%
- 1,90% for 15 years	4,90%
- 2,00% for 20 years	5,00%
The above margins are increased by 0,15%, when the amount of the loan exceeds 80% of the estimated value of the property.	

3. Alpha Cash Collateral	
- with floating interest rate based on the interest rate of the European Central Bank, plus margin of 1,30%	4,30%
- with a fixed interest rate for 1 year	4,00%
- with a fixed interest rate for 3 years	4,75%
- with a fixed interest rate for 5 years	4,95%

- with a fixed interest rate for 7 years	4,95%
- with a fixed interest rate for 10 years	5,10%
- with a fixed interest rate for 15 years	5,30%
Following the maturity of the fixed interest rate period and for the remaining period of the loan the interest rate may change to floating based on the interest rate of the European Central Bank plus margin of 1,30%	4,30%

4. Alpha Euro Rate Housing Loan	
With floating interest rate based on the interest rate of the European Central Bank, plus margin of:	
- 2,25% for an amount of loan up to Euro 75.000	5,25%
- 1,70% for an amount of loan above Euro 75.000 and up to Euro 150.000	4,70%
- 1,50% for an amount of loan above Euro 150.000	4,50%
The above margins are increased by 0,30%, when the amount of the loan exceeds 80% of the estimated value of the property.	
The above loans are also granted with the subsidy of the Greek State to beneficiaries who fulfil the subsidy's prerequisites	

5. Alpha Repair Housing Loan	
- with a fixed interest rate for 3 years	5,75%
- with a fixed interest rate for 5 years	5,95%
- with a fixed interest rate for 7 years	5,95%
- with a fixed interest rate for 10 years	6,10%
- with a fixed interest rate for 15 years	6,30%
- with floating interest rate based on the interest rate of the European Central Bank plus margin 2,75%	5,75%

6. Subsidised Housing Loans by the Workers' Housing Organisation	
- Floating interest rate based on the interest rate of the European Central Bank, plus margin 2,15%	5,15%

7. Other Existing Floating Interest Rate Housing Loans	6,25%

B. Consumer Credit Loans

1. "Alpha All in 1" Loans and Credit Cards Transfer Programme	8,50%
2. "Alpha Epipleon Overdraft"	11,50%
- for payroll accounts	9,50%
3. Alpha x 5 Personal Loan	9,90%
4. Alpha Revolving Loan	
- Above Euro 25.000	8,00%
- Euro 12.000,01 to Euro 25.000	10,50%
- Euro 6.000,01 to Euro 12.000	11,00%
- Up to Euro 6.000	11,50%
5. Alpha Personal Loan	12,00%
6. Alpha Consumer Loan	
- contribution of customer from 0% to 25%	11,25%
- contribution of customer above 25%	10,00%
7. Alpha «Natural Gas and Maintenance» Credit Loan	9,00%
8. Alpha 1|2|3 for Student Expenses	8,75%
9. Alpha 1|2|3 Loan for Post-graduated studies	
- contribution of customer from 0% to 25%	9,56%
- contribution of customer above 25%	8,50%
10. Alpha 700	12,45%
11. Alpha Initial Installation Expenses Personal Loan (granted only with Housing Loans)	7,00%
12. Alpha 1|2|3 Personal Loan	10,35%
13. Alpha 1|2|3 Consumer Loan	
- contribution of customer from 0% to 25%	9,56%
- contribution of customer above 25%	8,50%
14. Alpha Coach Loan	4,90%

C. CREDIT CARDS

1. Alpha Bank Visa Gold	9,75%
2. Alpha Bank Visa	16,00%
3. Alpha Bank Bonus Visa	16,00%
4. Alpha Bank Mastercard	16,00%
5. American Express Green and Gold Card (Charge Cards)* (flexible credit line interest rate)	11,75%
6. American Express Credit Card *	15,75%
7. Blue from American Express *	15,75%
8. Alpha Bank Bonus American Express *	16,00%
9. TIM Bonus American Express	16,00%
10. Dynamic Visa(**) (for the first 6 months)	12,35%
(after the first 6 months)	15,05%
11. Alpha 1|2|3 Visa for parents	15,00%
12. Alpha 1|2|3 Visa for young adults	15,25%
13. Store Cards (Kalogirou Silver & Gold, Nutriclub Card, Amway Card, Gratsias)	16,00%
14. BMW- American Express *	15,75%
15. Alpha Bank Electron Visa - Cinephile	16,00%
16. Artion Visa	16,00%

- cash advance +0,50% percentage on the standard interest rate.
- cash advance interest rate of the American Express Green and Gold Cards 15,50%.
- cash advance interest rate of the Corporate American Express Cards 15,50% and Alpha Bank Visa Business 16,50%.

D. OTHER PERSONAL LOANS

1. Alpha 100 (overdraft)	10,00%
2. Loans for purchase of shares	10,00%
3. Loans for the payment of fiscal and insurance obligations	
- guaranteed by A' class collateral	5,25%
- partially or not guaranteed by A' class collateral	12,00%
- If included in a mortgage loan, the corresponding interest rate is applied	

DEPOSIT ACCOUNTS

1. Alpha 100[1]	
- Above Euro 200.000	2,15%
- Euro 150.000,01 to Euro 200.000	1,85%
- Euro 100.000,01 to Euro 150.000	1,80%
- Euro 60.000,01 to 100.000	1,30%
- Euro 30.000,01 to 60.000	1,25%
- Euro 15.000,01 to Euro 30.000	1,20%
- Euro 3.000,01 to 15.000	0,40%
- Euro 1.000,01 to 3.000	0,35%
- Up to Euro 1.000	0,30%

2. Alpha 400[2]	
- Above Euro 200.000	1,65%
- Euro 150.000,01 to Euro 200.000	1,10%
- Euro 100.000,01 to Euro 150.000	1,05%
- Euro 60.000,01 to 100.000	1,00%
- Euro 30.000,01 to 60.000	0,75%
- Euro 15.000,01 to Euro 30.000	0,70%
- Euro 3.000,01 to 15.000	0,30%
- Euro 1.000,01 to 3.000	0,30%
- Up to Euro 1.000	0,25%

3. Alpha 410[1]	
- Above Euro 200.000	2,00%
- Euro 150.000,01 to Euro 200.000	1,15%
- Euro 100.000,01 to Euro 150.000	1,10%
- Euro 60.000,01 to 100.000	1,05%
- Euro 30.000,01 to 60.000	0,80%
- Euro 15.000,01 to Euro 30.000	0,75%
- Euro 3.000,01 to 15.000	0,35%
- Euro 1.000,01 to 3.000	0,30%
- Up to Euro 1.000	0,25%

4. Youth Line Alpha 1|2|3 [1]	
For Children	
- Above Euro 5.000	2,15%
- Euro 500,01 to 5.000	1,75%
- Up to Euro 500	1,50%
For Teenagers	
- Above Euro 7.500	2,15%
- Euro 750,01 to 7.500	1,75%
- Up to Euro 750	1,50%
For Young Adults	
- Above Euro 10.000	2,15%
- Euro 1.000,01 to 10.000	1,75%
- Up to Euro 1.000	1,50%

The interest rate of each category is applied on the whole amount of the deposit based on:
[1] the amount of the daily balance
[2] the amount of the six-month balance

2. BUSINESS LENDING as at 14.08.2006

ALPHA LOANS FOR BUSINESSES
LOANS AND OVERDRAFTS (plus the Contribution of Law 128/75)

PRODUCT	FIXED INTEREST RATE	FLOATING INTEREST RATE
1. Businesses with annual turnover up to Euro 1,000,000		
- Alpha Business Line of Credit*		6,75%
- Alpha Fixed Rate Business Loan	7,00% 1-year	
	7,25% 2-year	
	7,50% 3-year	
- Alpha Cash Management *		6,75%
- Alpha Development *		6,75%
	8,00% 2-year	
	8,50% 4-year	
- Alpha Commercial Mortgage*		3-month Euribor
	6,00% 3-year	

	6,50% 5-year	
	7,50% 10-year	
	8,00% 15-year	
- Alpha Equipment *	4,90% fixed interest rate for the first year	
		6,75%
	7,00% 3-year	
	7,50% 5-year	

2. TAXI Vehicles Professionals *		
Loan for: - the purchase of a new TAXI Vehicle - the purchase of a TAXI licence - the purchase of a TAXI vehicle and licence	6,50% 2-year fixed interest rate	6,75%
	7,00% 4-year fixed interest rate	
3. Public Use Touring Coaches Professionals *		
Loan for: - financing the replacement of Public Use Touring Coaches		6,75%
	7,00% 2-year	
	7,50% 4-year	
4. Public Transport Bus Owners *		
Financing for: - the purchase of Public Transport Bus	6,50% 8-year	3-month Euribor
Financing for: - the purchase of Public Transport Bus licence	4,00% fixed for the first year and 6,75% fixed for the remaining 7 years	4,00% fixed for the first year and 3-month Euribor for the remaining 7 years
5. Other Business Loans		
- Alpha 500 Overdraft *		6,75%
- Alpha 600 Working Capital without time limitations*		6,75%
- Alpha 605 Working Capital in USD, GBP, JPY, CHF *		Foreign Exchange Prime Rate
- Alpha 620 Working Capital with a 3 year fixed interest rate	7,25% 3-year	
- Alpha 630 Working Capital with a fixed interest rate for a specific time period	Negotiable	
- Alpha 650 Working Capital based on the current 1month Euribor rate*		1-month Euribor

- Loan for Fixed Assets Installations*		6,75%
- Alpha 810 12year duration commercial mortgage loan	6,50% 3-year	
- Alpha 810 12year duration commercial mortgage loan*		6,75%
- Sight Deposit 2005 – overdraft*		6,75%

* Plus the appropriate spread

DEPOSIT ACCOUNTS

1. Alpha 500 (Business)	
- Above Euro 150.000,01	1,10%
- From Euro 100.000,01 to 150.000	0,35%
- From Euro 30.000,01 to 100.000	0,25%
- From Euro 10.000,01 to 30.000	0,20%
- Up to Euro 10.000	0,05%
The interest rate of each category is applied to the whole amount of the deposit based on the amount of the daily balance.	

2. Alpha Cash Management (Business)	
- Above Euro 150.000,01	1,10%
- From Euro 100.000,01 to 150.000	0,35%
- From Euro 30.000,01 to 100.000	0,25%
- From Euro 10.000,01 to 30.000	0,20%
- Up to Euro 10.000	0,05%
The interest rate of each category is applied to the whole amount of the deposit based on the amount of the daily balance.	

3. Alpha 290 (Sight Deposit Accounts for firms) Negotiable	
4. Tied up deposits	1,65%
5. Sight Deposit 2005 (Foreign Citizens)	
- Above Euro 150.000,01	1,50%
- Up to Euro 150.000	0,00%
6. Repos Negotiable	